Exhibit (a)(5)(xxxx)

Dear PeopleSoft Customer,

As a PeopleSoft User Group member you likely have many questions about Oracle’s June 6th announcement of a tender offer to acquire PeopleSoft. A lot has happened and we want to directly address your understandable concerns and ensure that you have all the facts you need. We don’t need to speak through intermediaries; you can hear directly from us.

We’d like a chance to express our views and opinions directly and listen to yours.

The most important point we want to emphasize is that Oracle is committed to PeopleSoft customers. We will continue to enhance and support PeopleSoft products for years to come. You will be able to purchase additional PeopleSoft licenses and we are dedicated to protecting the significant investments you’ve already made as a PeopleSoft customer. That investment is important to us as well.

Rest assured that we honor our commitments and we’ve done it before. Nearly nine years after acquiring the Rdb database from Digital Equipment Corporation, we are still committed to providing world-class support to thousands of Rdb customers who are running mission-critical applications. As a result, a number of our Rdb customers are extremely pleased and will attest to their positive experiences with Oracle. Just click here to hear what they have to say.

Acquisitions always cause concern and uncertainty. That’s unavoidable. But American businesses are more efficient and competitive than any in the world precisely because of our free enterprise meritocracy, open markets, and emphasis on shareholder rights. The PeopleSoft employees would join a great team at Oracle to create an even stronger global competitor in the technology industry. We’d like to reduce the inflammatory rhetoric flying about. We’re simply trying to grow our business and serve our customers and shareholders.

We at Oracle would like you to hear from us directly. We believe the distorted messages coming from communication channels we can’t control have mischaracterized our record and intentions.

We didn’t get 250,000 customers, more than any other enterprise software company, by ignoring customer preferences and opinions. Oracle only benefits by keeping you happy; we can’t pay over $6 billion to get PeopleSoft’s customers and then alienate them. There is no business plan we can think of in which that would be a smart or profitable move.

To answer any additional questions you may have, a member of the Oracle executive team is available to speak with your user group. To arrange a group discussion, please email customer_ww@oracle.com. We welcome a dialog.

For immediate inquiries please send us an email: customer_ww@oracle.com, or visit our Web site at http://www.oracle.com/peoplesoft.

Charles E. Phillips

Executive Vice President

Office of the Chairman and CEO